Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com
Pierre-Luc Arsenault[3]
Lai Yi Chau
Henry M.C. Cheng[6]
Michel Debolt[3]
Justin M. Dolling[6]
David Patrick Eich (non-resident)[1,5,6]
Liu Gan[2]
Damian C. Jacobs[6,8]
Soo Yien Khor[10]
Wing Lau[6]
Guang Li3
Neil E.M. McDonald[7,9]
Douglas S. Murning[6]
Nicholas A. Norris[6]
John A. Otoshi[3]
Jamii Quoc[8]
Jesse D. Sheley[1]
Qiuning Sun[3]
Dominic W.L. Tsun[3,6]
Li Chien Wong
David Yun[6,7]
Registered Foreign Lawyers
Damien Coles[6]
Benjamin W. James[4]
Mengyu Lu3
Peng Qi3
Benjamin Su3
Jonathan J. Tadd[6]
Huimin Tang[3]
Shichun Tang[3]
David Zhang[3]

April 3, 2015

VIA EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed March 20, 2015

File No. 333-201263

CIK No. 0001596964

Dear Mr. Spirgel, Ms. Krebs, Mr. Hill, Mr. French and Ms. Virga:

        On behalf of our client, Hailiang Education Group Inc., a foreign private issuer incorporated in the Cayman Islands (the “Company”), below please find the Company’s responses to the comment letter to Mr. Lei Chen, the Company’s Chief Financial Officer, dated March 27, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)
9.	Admitted in Western Australia (Australia)
10.	Admitted in Singapore

Beijing    Chicago    Houston    London    Los  Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

April 3, 2015

Concurrently with the submission of this letter, the Company is publicly filing its amendment No. 2 to registration statement on Form F-1 (the “Registration Statement”) containing the preliminary prospectus with the estimated offering size, price range, full interim financial statements for the six months ended December 31, 2014, updated financial and operating data of the Company and certain exhibits thereto via EDGAR to the Commission. With the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement. The Registration Statement has been marked to show changes to the Company’s registration statement on Form F-1 publicly filed with the Commission on March 20, 2015.

The Company respectfully advises the Staff that it will commence the roadshow immediately and expects to request acceleration of the effectiveness of the Registration Statement in the first week of May 2015. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter dated March 27, 2015. For ease of reference, we have set forth the Staff’s comments in bold and the Company’s responses for each item below.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has updated portions of the Registration Statement to reflect the Company’s latest developments since the Company submitted its draft Registration Statement on March 20, 2015. The Company also respectfully advises the Staff that as a result of the attorney primarily responsible for its representation joining a new law firm, namely, Mei & Mark LLP, Network 1 Financial Securities, Inc. has appointed Mei & Mark LLP as its US legal counsel.

We wish to thank you and other members of the Staff in advance for your review of the enclosed filing.

Prospectus Summary, page 1

1.	You should consider including a reference to the proposed Foreign Investment Law’s potential disruptive effect on your VIE structure on page 3 with a cross-reference to your risk factor disclosure detailing the nature of the risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

Risk Factors, page 15

There are significant uncertainties under the Draft Foreign Investment Law…, page 30

2.	Please revise this risk factor, including the heading, to state prominently the impact of the draft Foreign Investment Law, if adopted, on your business operations and financial results. Discuss what the status of your VIE entities would be under the draft Foreign Investment Law based upon your corporate structure after the offering and the application of the proposed control provisions for determining whether a PRC domestic company is treated as a foreign-invested entity.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Registration Statement.

Securities and Exchange Commission

April 3, 2015

3.	We note your disclosure that the draft Foreign Investment Law was open for public comments until February 17, 2015 and the uncertainty as to the enactment timetable. If there are established timeframes for elements of the regulatory process following the closing of the comment period, please disclose them.

Our PRC counsel, AllBright Law Offices, advises us that there is no clear timeline for enactment of the new Foreign Investment Law. According to AllBright Law Offices, the legislation procedure in China is as follows:

1. Presentment of Bill. A competent authority presents a draft law to the public for comment for about one month. After several rounds of discussions and amendments, the competent authority will submit the draft bill to the legislative affairs organization of the State Council for review and further modification. It will depend on the State Council whether to submit the draft law as a bill for deliberation at the sessions of the National People’s Congress or the Standing Committee.

2. Deliberation of Bill.

(1) Once the bill has been placed on the agenda of the session of the National People’s Congress, the Legislative Committee shall conduct a general deliberation on the bill, and afterwards it shall submit to the presidium a deliberation report and the amended draft law.

(2) A bill which has been placed on the agenda of the session of the Standing Committee shall be deliberated up to three times at the sessions of the Standing Committee before being put to vote. Usually a bill comes through three rounds of deliberations before voting. However, a bill that partially amends a law may be brought to a vote after one or two deliberations if general consensus has been reached.

3. Voting of Bill. The revised version of a draft law shall, upon deliberation by the Standing Committee, be amended by the Legislative Committee based on comments made by the members of the Standing Committee in order to formulate a version to be voted upon in the plenary session of the Standing Committee. The bill shall be adopted if more than half of the votes cast by all the members of the Standing Committee are affirmative.

4. Official Promulgation. After a law is signed and promulgated by presidential order signed by the President of the state, it shall be published in a timely fashion in the Bulletin of the Standing Committee of the National People’s Congress and nationally circulated newspapers.

There is no law or regulation that specifies the timeframe for the entire legislative procedure. However, the time period for a draft law to become law typically long. For instance, the Trademark Law of the People’s Republic of China (Draft for Comment) shown to the public for comment in September 2011 did not come into effect officially until in May 2014.

Securities and Exchange Commission

April 3, 2015

Our independent registered public accounting firm may be temporarily suspended from practicing before the Securities and Exchange Commission…, page 40

4.	Please revise the second paragraph of this risk factor as it appears to be missing words and contains errors that make it difficult to understand.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Registration Statement.

Management, page 119

Directors and Executive Officers, page 119

5.	You disclose in Mr. Xiaohua Gu’s biography that, since September 2011, he has been an independent director of China Education Alliance, Inc., “a public company listed on the New York Stock Exchange.” It appears that the New York Stock Exchange delisted China Education Alliance at the beginning of 2012. Please revise this disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Registration Statement.

6.	Please expand Mr. Fang Chu’s biography to identify the “New York-based leading private equity investment firm” where he worked and his tenure there.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Registration Statement.

Underwriting, page 160

7.	We note your response to prior comment 2 regarding the material listing requirements for the Nasdaq Global Market. As listing on the Nasdaq Global Market is a condition to the underwriter’s obligation to offer and sell the ADSs, please explain the timing of the listing decision in relation to the timing of your offering and the underwriter’s obligation to offer and sell the ADSs. Tell us when you expect to receive approval for listing.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Registration Statement. The Company has applied for listing with the Nasdaq Global Market. The Company has been in communication with the Nasdaq listing division and expect to receive approval in principle for listing from the Nasdaq Global Market close to the effectiveness of the Company’s registration statement on F-1. Once the Company is able to close the offering, the Company will deliver to the Nasdaq Global Market a notice to commence trading three days prior to the completion of the offering. Trading in the ADSs will commence upon the closing of the offering.

Exhibit 5.1 Legality Opinion

8.	We note that the legality opinion does not address the specific number of ordinary shares being registered and that you have not yet disclosed this offering information in your registration statement. Please file an updated opinion from counsel regarding the legality of the specific number of ordinary shares being offered and sold pursuant to the registration statement.

Securities and Exchange Commission

April 3, 2015

In response to the Staff’s comment, the Company has filed an updated opinion from Conyers Dill & Pearman regarding the legality of the specific number of ordinary shares being offered and sold pursuant to the registration statement as Exhibit 5.1 to the Registration Statement, and revised the Exhibit Index accordingly.

*         *         *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang
of Kirkland & Ellis

Enclosures

cc:	Lei Chen, Hailiang Education Group Inc.

Benjamin Su, Esq., Kirkland & Ellis International LLP

Jessie Qian, Partner, KPMG Huazhen (SGP)